Exhibit 99.1

Canadian Zinc Receives Positive Decision to Resume Permitting Process of the Prairie Creek Mine All Season Road

CZN-TSX
CZICF-OTCQB

VANCOUVER, July 23, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN) (OTCQB: CZICF) is pleased to report that it has received a letter confirming resumption of the decision phase of the Environmental Assessment of the Prairie Creek All Season Road Project for long-term, year round access to the Prairie Creek Mine.

Canadian Zinc ("CZN") has received a letter confirming the positive decision of the Federal Minister of the Crown-Indigenous Relations and Northern Affairs Canada (the "Minister") to resume the decision phase for Canadian Zinc's Prairie Creek All Season Road Environmental Assessment. This follows CZN's response to the Responsible Ministers' Information Request. The Minister, with the concurrence of the Responsible Ministers, will now have 83 days from the posting of the letter to issue a decision on the Report of Environmental Assessment.

As previously announced, CZN is committed to continuing to engage and include the affected Indigenous Governments and Organizations ("IGOs") in the planning and monitoring of the Prairie Creek All Season Road Project. Also, as discussed in some detail in CZN's June 11, 2018 news release, Canadian Zinc is committed to negotiate and enter into an Environmental Management Agreement with the IGOs related to the All Season Road Project. Specifically, CZN is working with the Dene communities on all these matters.

Don MacDonald, President and CEO of Canadian Zinc commented, "We are very pleased to receive this positive response from the Minister on restarting the clock on the Decision on the Environmental Assessment for our all-season road access to the Prairie Creek Mine. I have been greatly encouraged by the cooperative nature of our discussions with the Dene communities since joining Canadian Zinc in May 2018. Particularly, I would like to thank the leadership of the Naha Dehé Dene Band, the Łíídlįį Kų́ę́ First Nation and the Dehcho First Nations, without whose support we would have not have been able to achieve this progress. CZN is committed to continuing to engage and include the affected indigenous groups in the planning and monitoring of the Prairie Creek All Season Road Project."

Background

As discussed in news release dated January 23, 2018 (and updated in news release dated June 11, 2018), the Minister on January 18, 2018 extended the time limit for the Minister's decision to allow the federal and territorial governments ("Responsible Ministers") to complete consultations with affected indigenous communities.

Also, on January 19, 2018, the Responsible Ministers wanting to be confident that the Crown had discharged its legal duty to meaningfully consult with potentially impacted indigenous groups, provided CZN with information requests identifying specific issues raised by Dene communities that needed further clarity through proponent engagement.

On June 11, 2018 CZN provided detailed replies to those requests and confirmed CZN is working with the local Dene communities to address the implementation of various measures recommended by the Review Board.

The full text of the Minister's letter will be available on the public registry website of the Mackenzie Valley Review Board.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/July2018/23/c7360.html

%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 23-JUL-18